UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2019

ADVANCE GREEN ENERGY, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10867

Florida	81-3538726
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

523 US Highway 41 South	34550
Inverness, FL	(Zip Code)
(Address of principal executive offices)

(352) 765-3850

Registrant’s Telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Due to the impact of the COVID-19 virus, we have temporarily closed our offices. This makes it impossible for us to complete FORM 1-K in time to meet the April 30, 2020 deadline. We have therefore asked for a 45-day extension as noted by the Securities and Exchange Commission Release No. 34-88465, dated March 25, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 28, 2020.

(Exact name of issuer as specified in its charter):

Advance Green Energy, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Peter M. Barbee
Peter M. Barbee, Chief Executive Officer (Principal Executive Officer)

Date: April 28, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David J. Bosko

By: David J. Bosko, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

Date: April 28, 2020

SIGNATURES OF DIRECTORS:

/s/ Peter M.Barbee	April 28, 2020
Peter M.Barbee, Director	Date

/s/ Bradley Dye	April 28, 2020
Bradley Dye, Director	Date

/s/ David Bosko	April 28, 2020
David Bosko, Director	Date

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